Exhibit 5.1

Alps Group Inc Unit E-18-01 & E-18-02, Level 18, Icon Tower (East) No. 1, Jalan 1/68F, Jalan Tun Razak 50400 Kuala Lumpur Wilayah Persekutuan, Malaysia	D	+852 3656 6054 +852 3656 6073
	E	nathan.powell@ogier.com rachel.huang@ogier.com

Reference: NMP/RYH/516134.00001

6 January 2026

Dear Sirs

Alps Group Inc (the Company)

We have been requested to provide you with an opinion on matters of Cayman Islands law as counsel as to Cayman Islands law to the Company in relation to the Company’s registration statement filed with the Securities and Exchange Commission (the Commission) under the United States Securities Act of 1933, as amended, on Form F-1, such registration statement including all amendments or supplements to such form filed with the Commission (the Registration Statement).

References are made to the transactions contemplated (the Merger) in a merger agreement dated 30 January 2024, as amended and restated by an amended and restated merger agreement dated 20 May 2024 and as further amended by the first amendment dated 6 March 2025, the second amendment dated 18 April 2025 and the third amendment dated 27 September 2025 (the Merger Agreement) by and among Globalink Investment Inc (the SPAC), GL Sponsor LLC (the Sponsor), Alps Life Sciences Inc (the Holdco), Alps Biosciences Merger Sub, Dr. Tham Seng Kong and the Company (formerly known as “Alps Global Holding Pubco”).

The Registration Statement relates to the issuance, from time to time, by the Company of up to 6,035,000 ordinary shares with US$0.0001 par value each of the Company (each an Ordinary Share) issuable upon exercise of the 12,070,000 warrants (the Warrants), comprising 11,500,000 Warrants originally included in the units in the initial public offering of the SPAC and 570,000 Warrants (the Private Warrants) originally included in the units issued by the SPAC to Public Gold Marketing Sdn. Bhd. (“PGM”) in a private placement, to purchase Ordinary Shares to the holders thereof in accordance with the terms of the Merger Agreement (as defined in Schedule 1), the Warrant Agreement (as defined in Schedule 1) and the Assumption Agreement (as defined in Schedule 1) (the Warrant Shares, and the up to 285,000 Ordinary Shares issuable upon the exercise of the 570,000 Private Warrants as the Private Warrant Shares).

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws
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	Joanne Collett	Richard Bennett**‡	‡ not ordinarily resident in Hong Kong
	Dennis Li	James Bergstrom‡

The Registration Statement also relates to the resale, from time to time, by the selling shareholders as identified in the prospectus contained in the Registration Statement (the Selling Shareholders) of up to 5,725,546 Ordinary Shares, consisting of:

(a)	2,875,000 Ordinary Shares (the SPAC Shares) issued to the Sponsor and the SPAC’s directors and officers, who were the then securities holders of the SPAC (including, without limitation, the Ordinary Shares issued to the then rights holder of the SPAC) and in accordance with the terms of the Merger Agreement;

(b)	1,002,854 Ordinary Shares (the Consideration Shares) issued to certain affiliates of the Company who were former shareholders of Holdco in connection with the Business Combination as Merger Consideration Shares in accordance with the terms of the Merger Agreement;

(c)	310,788 Ordinary Shares (the PIPE Shares) issued to certain PIPE investors (the PIPE Investors) named in the Registration Statement pursuant to certain subscription agreements dated 4 June 2024, 5 June 2024 and 27 August 2024, respectively, between the Company, the SPAC and the Holdco (collectively, the Subscription Agreements) with the PIPE Investors;

(d)	305,509 Ordinary Shares (the Debt Conversion Shares) issued to the Company’s directors to settle certain payable owed to such directors pursuant to the novation and debt capitalisation agreements dated 24 June 2025 between the Company and each of Dr. Tham Seng Kong and Chew Yoke Ling, respectively (collectively, the Debt Capitalisation Agreements);

(e)	319,395 Ordinary Shares (the Promissory Notes Capitalisation Shares), comprising 280,395 Ordinary Shares issued to PGM and 39,000 Ordinary Shares issued to Ng Yan Xun, pursuant to certain agreements governed by Malaysia law, entered into by and among the Purchaser, and the Company respectively with each of PGM, on 7 March 2025 and Ng Yan Xun on 24 March 2025 (collectively, the Promissory Notes Capitalisation Agreements) in respect of the capitalisation and settlement arrangement subject to consummation of the Merger in relation to certain promissory notes issued by the SPAC to each of PGM and Ng Yan Xun;

(f)	627,000 Ordinary Shares (the PGM SPAC Shares) issued to PGM as converted from private shares and private rights of the SPAC in accordance with the terms of the Merger Agreement; and

(g)	285,000 Private Warrant Shares.

The SPAC Shares, the Consideration Shares, the PIPE Shares, the Debt Conversion Shares, the PGM SPAC Shares, the Private Warrant Shares and the Promissory Notes Capitalisation Shares, together are referred to as the Resale Shares, and the Resale Shares and the Warrant Shares are together referred to as the Offering Shares. The Merger Agreement, the Subscription Agreements, the Warrant Agreement, the Assumption Agreement, the Debt Capitalisation Agreements, and the Promissory Notes Capitalisation Agreement are together referred to as the Agreements.

We are furnishing this opinion as Exhibit 5.1 and Exhibit 23.3 to the Registration Statement.

Unless a contrary intention appears, all capitalised terms used in this opinion have the respective meanings set forth in the Registration Statement. A reference to a Schedule is a reference to a schedule to this opinion and the headings herein are for convenience only and do not affect the construction of this opinion.

1	Documents examined

For the purposes of giving this opinion, we have examined copies of the Agreements. In addition, we have reviewed the corporate and other documents and conducted the searches listed in Part B of Schedule 1. We have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting the Company or any other person, save for the searches, enquiries and examinations expressly referred to in Schedule 1.

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2	Assumptions

In giving this opinion we have relied upon the assumptions set forth in Schedule 2 without having carried out any independent investigation or verification in respect of those assumptions.

3	Opinions

On the basis of the examinations and assumptions referred to above and subject to the qualifications set forth in Schedule 2 and the limitations set forth below, we are of the opinion that:

Corporate status

(a)	The Company has been duly incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands (the Companies Act), is validly existing and was, at the date of the Good Standing Certificate, in good standing with the Registrar (as defined below).

Authorised Share capital

(b)	The authorised share capital of the Company is US$50,000 divided into 500,000,000 shares comprising (i) 495,000,000 ordinary shares of US$0.0001 par value each; and (ii) 5,000,000 preferred shares of US$0.0001 par value each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association of the Company.

Offering Shares

(c)	The Resale Shares (excluding the Private Warrant Shares) issued by the Company to the relevant Selling Shareholders have been duly authorised for issuance and were validly issued, fully paid and non-assessable, except that the Resale Shares shall be subject to the applicable restrictions as provided in the relevant Agreements.

(d)	The Warrant Shares to be issued pursuant to the Warrants have been duly authorised for issuance, and when:

(i)	issued by the Company upon due exercise of the Warrants in accordance with the terms thereof, the relevant Agreements, the Registration Statement, the Board Resolutions and the provisions of the memorandum and articles of association of the Company then in effect, and once the exercise price as stated in the Warrants and the relevant Agreements, which shall not be less than the par value per Warrant Share, is paid; and

(ii)	such issuance of Warrant Shares has been duly registered in the Company’s register of members as fully paid shares,

will be validly issued, fully paid and non-assessable.

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4	Matters not covered

We offer no opinion:

(a)	as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction, and we express no opinion as to the meaning, validity, or effect of references in the documents reviewed to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands;

(b)	except to the extent that this opinion expressly provides otherwise, as to the commercial terms of, or the validity, enforceability or effect of the documents reviewed (or as to how the commercial terms of such documents reflect the intentions of the parties), the accuracy of representations, the fulfilment of warranties or conditions, the occurrence of events of default or terminating events or the existence of any conflicts or inconsistencies among the documents and any other agreements into which the Company may have entered or any other documents; or

(c)	as to whether the acceptance, execution or performance of the Company’s obligations under the documents reviewed by us will result in the breach of or infringe any other agreement, deed or document (other than the Memorandum and Articles of Association (as defined below)) entered into by or binding on the Company.

5	Governing law of this opinion

5.1	This opinion is:

(a)	governed by, and shall be construed in accordance with, the laws of the Cayman Islands;

(b)	limited to the matters expressly stated in it; and

(c)	confined to, and given on the basis of, the laws and practice in the Cayman Islands at the date of this opinion.

5.2	Unless otherwise indicated, a reference to any specific Cayman Islands legislation is a reference to that legislation as amended to, and as in force at, the date of this opinion.

6	Who can rely on this opinion

6.1	We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the headings “Enforceability of Civil Liabilities” and “Legal Matters” of the Registration Statement. In giving such consent, we do not thereby admit that we are “experts” within the meaning of such term used in the Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

6.2	This opinion may be used only in connection with the resale of Resale Shares and the issuance of Warrant Shares while the Registration Statement is effective.

Yours faithfully

/s/ Ogier

Ogier

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SCHEDULE 1

Documents examined

1	The Merger Agreement.

2	The Registration Statement.

3	The assignment, assumption and amendment agreement dated 27 September 2025, by and among the Company, the SPAC and Continental Stock Transfer & Trust Company (the Assumption Agreement).

4	The warrant agreement dated 6 December 2021 entered into by and between the SPAC and Continental Stock Transfer & Trust Company (the Warrant Agreement).

5	The Subscription Agreements dated 4 June 2024, 5 June 2024 and 27 August 2024 between the Company, the SPAC and the Holdco.

6	The Promissory Note Capitalisation Agreements.

7	The Debt Capitalisation Agreements.

8	The certificate of incorporation of the Company dated 14 May 2024 issued by the Registrar of Companies of the Cayman Islands (the Registrar).

9	The certificate of incorporation on change of name of the Company dated 28 October 2025 issued by the Registrar.

10	The memorandum and articles of association of the Company filed with Registrar on 14 May 2024.

11	The amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 20 October 2025 and effective on 27 October 2025 (the Memorandum and Articles of Association).

12	A Certificate of Good Standing dated 23 December 2025 (the Good Standing Certificate) issued by the Registrar in respect of the Company.

13	The written resolutions of the sole director of the Company dated 20 May 2024, 17 December 2024, 23 December 2024, 20 October 2025 and 27 October 2025 (collectively, the Merger Board Resolutions).

14	The written resolutions of the sole director of the Company dated 14 April 2025 (the PIPE Board Resolutions, together with the Merger Board Resolutions, the Board Resolutions).

15	The written resolutions of the then sole shareholder of the Company dated 20 October2025.

16	The shareholder list of the Company as provided to us on 31 December 2025 (the Register of Members).

17	The register of directors and officers of the Company dated 28 October 2025 (the Register of Directors, and together with the Register of Members, the Registers).

18	A certificate from a director of the Company dated the same date as this opinion as to certain matters of fact (the Director’s Certificate).

19	The Register of Writs maintained by the office of the Clerk of Courts in the Cayman Islands as inspected by us on 5 January 2026.

20	A search on the Cayman Online Registry Information Service conducted against the Company at the Registrar on 5 January 2026 (the CORIS Search).

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SCHEDULE 2

Assumptions

Assumptions of general application

1	All original documents examined by us are authentic and complete.

2	All copy documents examined by us (whether in facsimile, electronic or other form) conform to the originals and those originals are authentic and complete.

3	All signatures, seals, dates, stamps and markings (whether on original or copy documents) are genuine.

4	Each of the Registers, the Good Standing Certificate and the Director’s Certificate is accurate and complete as at the date of this opinion.

5	Where any document has been provided to us in draft or undated form, that document has been executed by all parties in materially the form provided to us and, where we have been provided with successive drafts of a document marked to show changes from a previous draft, all such changes have been accurately marked.

6	There will be no intervening circumstance relevant to this opinion between the date hereof and the date upon which the Ordinary Shares are issued.

7	The CORIS Search which we have examined is accurate and that the information disclosed by the CORIS Search is true and complete and that such information has not since been altered.

Status, authorisation and execution

8	Each of the parties to each of the Agreements other than the Company is duly incorporated, formed or organised (as applicable), validly existing and in good standing under all relevant laws.

9	Any individuals who are parties to each of the Agreements, or who sign or have signed documents or give information on which we rely, have the legal capacity under all relevant laws (including the laws of the Cayman Islands) to enter into and perform their obligations under such Agreement, sign such documents and give such information.

10	Each of the Agreements has been duly authorised, executed and unconditionally delivered by or on behalf of all parties to it in accordance with all applicable laws (other than, in the case of the Company, the laws of the Cayman Islands).

11	In authorising the execution and delivery of each of the Agreements by the Company, the exercise of its rights and performance of its obligations under each of the Agreements, each of the directors of the Company has acted in good faith with a view to the best interests of the Company and has exercised the standard of care, diligence and skill that is required of him.

12	Each of the Agreements has been duly executed and unconditionally delivered by the Company in the manner authorised in the Board Resolutions.

13	Each of the Agreements is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under its governing law and all other relevant laws (other than, in the case of the Company, the laws of the Cayman Islands).

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14	There are no agreements, documents or arrangements (other than the documents expressly referred to in this opinion as having been examined by us) that materially affect or modify the contents of our opinion.

15	The Board Resolutions all remain in full force and effect and that the resolutions referred to therein remain in full force and effect.

16	Each director of the Company at the time of passing the resolutions contained in each of the Board Resolutions referred to in this opinion had fully disclosed his or her financial interest in or other relationship with a party to the transaction approved in the relevant resolution (if any), and has acted in good faith with a view to the best interests of the Company and has exercised the standard of care, diligence and skill that is required of him or her.

Enforceability

17	Each of the Agreements is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under the governing law of such Agreement and all other relevant laws (other than, in the case of the Company, the laws of the Cayman Islands).

18	If an obligation is to be performed in a jurisdiction outside the Cayman Islands, its performance will not be contrary to an official directive, impossible or illegal under the laws of that jurisdiction.

19	No moneys paid to or for the account of any party under any Agreement represent, or will represent, criminal property or terrorist property (as defined in the Proceeds of Crime Act (Revised), and the Terrorism Act (Revised) respectively). None of the parties to any Agreement is acting or will act in relation to the transactions contemplated by such Agreement, in a manner inconsistent with sanctions imposed by Cayman Islands authorities, or United Nations or United Kingdom sanctions or measures extended by statutory instrument to the Cayman Islands by orders of His Majesty in Council.

20	None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence:

(a)	the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company; and

(b)	neither the execution or delivery of any Agreement nor the exercise by any party to such Agreement of its rights or the performance of its obligations under them contravene those laws or public policies.

21	There are no agreements, documents or arrangements (other than the documents expressly referred to in this opinion as having been examined by us) that materially affect or modify any Agreement or the transactions contemplated by them or restrict the powers and authority of the Company in any way.

22	None of the transactions contemplated by any Agreement relate to any partnership interests, shares, voting rights in a Cayman Islands company, limited liability company, limited liability partnership, limited partnership, foundation company, exempted limited partnership, or any other person that may be prescribed in regulations from time to time (a Legal Person) or to the ultimate effective control over the management of a Legal Person (the Relevant Interests) that are subject to a restrictions notice issued pursuant to the Beneficial Ownership Transparency Act (Revised) of the Cayman Islands (a Restrictions Notice).

Ordinary Shares

23	The issue of the Warrant Shares upon the exercise of the Warrants in accordance with the relevant Agreements (as applicable) would not result in the Company exceeding its authorised share capital; and upon the issue of any Offering Shares, the Company has received or will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof and that the such issuance of the Warrant Shares will be duly registered, and will continue to be registered, in the Company’s register of members.

24	At the time of the exercise of the Warrants in accordance with its terms (the Exercise):

(i)	the Company will not have been struck off or placed in liquidation; and

(ii)	the issue price for each Warrant Share issued upon the Exercise will not be less than the par value of such Warrant Share;

Register of Writs

25	The Register of Writs constitutes a complete and accurate record of the proceedings affecting the Company before the Grand Court as at the time we conducted our investigation of such Register.

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SCHEDULE 3

Qualifications

Good Standing

1	Under the Companies Act, annual returns in respect of the Company must be filed with the Registrar of Companies (the Registrar of Companies), together with payment of annual filing fees. A failure to file annual returns and pay annual filing fees may result in the Company being struck off the Register of Companies, following which its assets will vest in the Financial Secretary of the Cayman Islands and will be subject to disposition or retention for the benefit of the public of the Cayman Islands.

2	In good standing means only that as of the date of the Good Standing Certificate the Company is up-to-date with the filing of its annual returns and payment of annual fees with the Registrar of Companies. We have made no enquiries into the Company’s good standing with respect to any filings or payment of fees, or both, that it may be required to make under the laws of the Cayman Islands other than the Companies Act.

Limited liability

3	We are not aware of any Cayman Islands authority as to when the courts would set aside the limited liability of a shareholder in a Cayman Islands company. Our opinion on the subject is based on the Companies Act and English common law authorities, the latter of which are persuasive but not binding in the courts of the Cayman Islands. Under English authorities, circumstances in which a court would attribute personal liability to a shareholder are very limited, and include: (a) such shareholder expressly assuming direct liability (such as a guarantee); (b) the company acting as the agent of such shareholder; (c) the company being incorporated by or at the behest of such shareholder for the purpose of committing or furthering such shareholder’s fraud, or for a sham transaction otherwise carried out by such shareholder. In the absence of these circumstances, we are of the opinion that a Cayman Islands’ court would have no grounds to set aside the limited liability of a shareholder.

Non-Assessable

4	In this opinion, the phrase “non-assessable” means, with respect to the Ordinary Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Ordinary Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Register of Writs

5	Our examination of the Register of Writs cannot conclusively reveal whether or not there is:

(a)	any current or pending litigation in the Cayman Islands against the Company; or

(b)	any application for the winding up or dissolution of the Company or the appointment of any liquidator, trustee in bankruptcy or restructuring officer in respect of the Company or any of its assets,

as notice of these matters might not be entered on the Register of Writs immediately or updated expeditiously or the court file associated with the matter or the matter itself may not be publicly available (for example, due to sealing orders having been made). Furthermore, we have not conducted a search of the summary court. Claims in the summary court are limited to a maximum of CI $20,000.

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Choice of law

6	Where the Proper Law of an Agreement is not Cayman Islands law:

(a)	the courts of the Cayman Islands will not recognise the choice of its Proper Law as the governing law of such Agreement to the extent that such choice of Proper Law would be incompatible with the public policy of Cayman Islands law; and

(b)	in any action brought in respect of such Agreement in the courts of the Cayman Islands, those courts will not apply its Proper Law unless that law is pleaded and proved in the courts of the Cayman Islands, nor will they apply that law:

(i)	to matters of procedure; and

(ii)	to the extent the application of that Proper Law would be incompatible with the public policy of Cayman Islands law or contrary to mandatorily-applicable provisions of Cayman Islands law.

Enforceability

7	In this opinion, the term “enforceable” means that the relevant obligations are of a type that the courts of the Cayman Islands will ordinarily enforce, but it does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular, but without limitation:

(a)	enforcement may be limited by insolvency or similar laws affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. In particular, equitable remedies, such as specific performance and injunction, will only be granted by a court in its discretion and may not be available where the court considers damages to be an adequate remedy;

(c)	a claim may be barred by statutes of limitation, or it may be or become subject to defences of set-off, abatement, laches or counterclaim and the doctrines of estoppel, waiver, election, forbearance or abandonment;

(d)	a court may refuse to allow unjust enrichment;

(e)	a person who is not a party to an Agreement that is governed by Cayman Islands law may not have the benefit of and may not be able to enforce its terms except to the extent that an Agreement expressly provides that the third party may, in its own right, enforce such rights (subject to and in accordance with the Contracts (Rights of Third Parties) Act (Revised);

(f)	enforcement of an obligation of a party under an Agreement may be invalidated or vitiated by reason of fraud, duress, misrepresentation or undue influence or it may be limited by Cayman Islands law dealing with frustration of contracts;

(g)	a provision of an Agreement that fetters any statutory power of a Cayman Islands’ company, such as a provision restricting the company’s power to commence its winding up, to alter its memorandum and articles of association or to increase its share capital, may not be enforceable;

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(h)	the effectiveness of a provision in an Agreement releasing a party from a liability or duty otherwise owed may be limited by law;

(i)	a court will not enforce a provision of an Agreement to the extent that it may be illegal or contrary to public policy in the Cayman Islands or purports to bar a party unconditionally from, seeking any relief from the courts of the Cayman Islands or any other court or tribunal chosen by the parties;

(j)	a provision of an Agreement is construed as being penal in nature, in that it provides that a breach of a primary obligation results in a secondary obligation that imposes a detriment on the contract-breaker out of all proportion to any legitimate interest of the innocent party in the enforcement of the primary obligation will not be enforceable (and we express no opinion as to whether such a provision is proportionate);

(k)	a court may refuse to give effect to a provision in an Agreement (including a provision that relates to contractual interest on a judgment debt) that it considers usurious;

(l)	a court may not enforce a provision of an Agreement to the extent that the transactions contemplated by it contravene economic or other sanctions imposed in respect of certain states or jurisdictions by a treaty, law, order or regulation applicable to the Cayman Islands;

(m)	a court may refuse to give effect to a provision in an Agreement that involves the enforcement of any foreign revenue or penal laws;

(n)	where a contract provides for the payment of legal fees and expenses incurred by a party to that contract in enforcing the contract, a party who succeeds in enforcing the contract is entitled to recover by court judgment the amount of the legal fees and expenses found to be due under the terms of the contract. In all other cases, costs of legal proceedings can only be recovered from another party to the proceedings by a court order, which is a matter for the discretion of the court, and such costs are liable to taxation (assessment by the court); and

(o)	enforcement or performance of any provision in an Agreement which relates to a Relevant Interest may be prohibited or restricted if any such Relevant Interest is or becomes subject to a Restrictions Notice.

A court may determine in its discretion the extent of enforceability of a provision of an Agreement that provides for or requires, as the case may be:

(p)	severability of any provision of such Agreement held to be illegal or unenforceable;
(q)	any calculation, determination or certificate to be conclusive or binding, including if that calculation, determination or certificate is fraudulent or manifestly inaccurate or has an unreasonable or arbitrary basis;

(r)	the vesting in a party of a discretion or of a power to determine a matter in its opinion, if that discretion is exercised unreasonably or the opinion is not based on reasonable grounds; or

(s)	written amendments or waivers of such Agreement, if a purported amendment or waiver is effected by oral agreement or course of conduct,

(t)	and we express no opinion on any provisions of that type.

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8	The law of the Cayman Islands may not recognise a difference between negligence and gross negligence.

9	Where an Agreement is dated “as of” a specific date, although the parties to that Agreement have agreed between themselves that, as a matter of contract and to the extent possible, their rights and obligations under it take effect from a date prior to the date of execution and delivery, that Agreement still comes into effect on the date it is actually executed and delivered. Rights of third parties under that Agreement also take effect from the date that Agreement is actually executed and delivered, rather than the “as of” date.

Jurisdiction clauses

10	Exclusive jurisdiction: Notwithstanding any provision of an Agreement providing for the exclusive jurisdiction of the courts of another country, the courts of the Cayman Islands may not stay or strike out proceedings brought in contravention of such a provision if the claimant shows that it is just and proper to allow such proceedings to continue. In relation to some matters the courts of the place of incorporation have exclusive jurisdiction and, where that place of incorporation or registration is not the Cayman Islands, the Cayman Islands court will not accept jurisdiction.

11	Non-exclusive jurisdiction: Notwithstanding any provision of an Agreement providing for the non-exclusive jurisdiction of the courts of another country, a Cayman Islands court will only refuse leave to serve a writ outside of the Cayman Islands if the Cayman Islands are not the most appropriate forum and will only stay or strike out proceedings if pursuing the case in the Cayman Islands court would be vexatious or oppressive. There is no presumption that the nomination of a non-exclusive forum will give priority to that forum over the Cayman Islands.

Stamp duty

12	Cayman Islands stamp duty will be payable if any Agreement is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Legal ownership of shares

13	Our opinion refers solely to the legal owners of the shares in the Company as disclosed in the Register of Members. We make no comment as to the underlying beneficial owners of the shares.

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